UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017
Commission File No. 001-35531
TAHOE RESOURCES INC.
(Translation of registrant's name into English)
5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[ ]

INCORPORATION BY REFERENCE
Exhibit 99.1 (Condensed Interim Consolidated Financial Statements for the Three and Nine months ended September 30, 2017 and 2016) and Exhibit 99.2 (Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2017 and 2016) to this Report on Form 6-K shall be incorporated by reference in Registration Statement No. 333-181981 on Form S-8 and Registration Statement No. 333-213086 on Form-3D of the registrant as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TAHOE RESOURCES INC.
Date: November 6, 2017

/s/Edie Hofmeister
Edie Hofmeister
EVP Corporate Affairs

EXHIBIT INDEX

Exhibits
99.1	Condensed Interim Consolidated Financial Statements for the Three and Nine months ended September 30, 2017 and 2016
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2017 and 2016
99.3	News Release dated November 6, 2017
99.4	Form 52-109F2, CEO Certification of Interim Filings
99.5	Form 52-109F2, CFO Certification of Interim Filings